1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

May 29, 2020

VIA EDGAR

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:     iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2325

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2325 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares ESG Aware Conservative Allocation Fund (the "Conservative Fund"), iShares ESG Aware Moderate Conservative Allocation Fund (the "Moderate Fund"), iShares ESG Aware Growth Conservative Allocation Fund ("Growth Fund") and iShares ESG Aware Aggressive Conservative Allocation Fund (the "Aggressive Fund," and together with the Growth Fund, the Moderate Fund and the Conservative Fund, the "Funds," and each, a "Fund"), each a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on May 11, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment 1: Please provide each Fund's ticker symbol.

Response: The Trust will include the respective ticker symbols in the registration statements. For reference, the tickers symbols are iShares ESG Aware Conservative Allocation ETF (EAOK), iShares ESG Aware Moderate Allocation ETF (EAOM), iShares ESG Aware Growth Allocation ETF (EAOR), and iShares ESG Aware Aggressive Allocation ETF (EAOA).

Comment 2: Please provide the Staff with a completed fee table and cost example for each Fund at least one week before effectiveness.

Securities and Exchange Commission

May 29, 2020

Response: As requested, the Trust has provided a completed fee table and cost example for each Fund at least one week prior to the filing becoming effective.

Comment 3: Please confirm that each Fund will invest 80% of its assets in issuers with ESG characteristics through the investments in the Underlying Funds.

Response: The Trust confirms that each Fund, through its investment in the respective Underlying Funds, will invest at least 80% of its assets in companies or issuers that exhibit positive environmental, social and governance characteristics as identified by the index provider of each Underlying Fund.

Comment 4: Please disclose in the Prospectus how the Underlying Funds determine ESG characteristics. Do they rely on internal or external sources for ESG evaluation? What is included or excluded from the definition of ESG?

Response: The Trust notes that each Underlying Fund determines ESG characteristics in accordance with the methodology of its underlying index. The Trust respectfully directs the Staff's attention to the description of each Underlying Fund and its respective underlying index in the section of the Prospectus entitled "A Further Discussion of Principal Investment Strategies— The Underlying Funds."

Comment 5: The Staff notes that the Fund references Asian risk. Please confirm whether the Funds, through their investments in Underlying Funds, will be invested in emerging markets and confirm how much each Fund will invest in emerging markets and whether it arises to a principal risk of each Fund?

Response: The Trust confirms that each Fund, through its investment in iShares ESG MSCI EM ETF and iShares ESG U.S. Aggregate Bond ETF, will be invested in emerging markets.  As of May 11, 2020, in respect of emerging markets exposure, iShares ESG Aware Conservative Allocation ETF had 4.28%, iShares ESG Aware Moderate Allocation ETF had 5.41%, iShares ESG Aware Growth Allocation ETF had 7.62%, and iShares ESG Aware Aggressive Allocation ETF had 9.78%. The Trust confirms that emerging markets are not a principal risk of each Fund given each Underlying Fund's exposure to emerging markets as of May 11, 2020.

Comment 6: Please disclose the number of index components in the summary section of the prospectus.

Response: The Trust respectfully declines to make the requested change. The Trust respectfully notes that the number of components of each Underlying Index is disclosed in the SAI and directs the Staff's attention to the section of the Statement of Additional Information entitled "Construction and Maintenance of the Underlying Indexes—The BlackRock ESG Aware Allocation Index Series."

Comment 7: For the Conservative Fund, are there any market cap parameters for equity securities?. If so, please add disclosure to the Principal Investment Strategies section of the summary.

Response: The relative weights of each Fund's exposure to issuers of different market capitalizations is determined through the Underlying Index's allocation to Underlying Funds representing equity and each Underlying Fund's respective underlying index. The Trust notes

Securities and Exchange Commission

May 29, 2020

that as of May 11, 2020, the Conservative Fund did not have exposure to small- and mid- capitalization issuers arising to the level of a principal risk.

Comment 8: Please provide white papers for each Fund's Underlying Index with a description of the index methodology.

Response: The methodology has been provided to the Staff.

Comment 9: Please briefly discuss the maturity parameters for the fixed income portions of the Funds' portfolios.

Response: The maturity parameters are determined in accordance with the index methodology of the Underlying Fund through which the funds gain exposure to fixed income securities. The Trust respectfully directs the Staff's attention to the section of the Prospectus entitled "A Further Discussion of Principal Investment Strategies—The Underlying Funds—iShares ESG U.S. Aggregate Bond ETF," which states that: "The securities in the Bloomberg Barclays MSCI US Aggregate ESG Focus Index must have at least one year remaining to maturity, with the exception of amortizing securities such as ABS and MBS, which have lower thresholds as defined by Bloomberg Barclays."

Comment 10: Please reorder the principal risks in order of importance rather than listing them alphabetically.

Response: The Trust respectfully submits that the current order of the risk factors is appropriate, but the Trust continues to review its risk disclosure. The Trust notes that the following disclosure is included in the sections entitled "Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

Comment 11: For the Principal Investment Strategies section notes that the Funds may invest in small, mid and large-cap stocks, but only Large Cap Risk is included as a principal risk. Please add small and mid-cap risk, if it is a principal risk of a Fund.

Response: The Trust respectfully notes that, as of May 11, 2020, each Fund did not have principal exposure to mid-cap or small-cap stocks.

Comment 12: For the description of the portfolio managers, please add the year that they began managing the Funds.

Response: The requested change has been made.

Securities and Exchange Commission

May 29, 2020

Comment 13: For the Aggressive Fund, there is a description of Asian and European Economic Risk in the sub-section entitled "A Further Discussion of Principal Risks." Please consider adding each as a principal risk of the Fund.

Response: The Trust respectfully notes that "Asian Economic Risk" and "European Economic Risk" are currently identified under the principal risks entitled "Non-U.S. Securities Risk" and/or "Reliance on Trading Partners Risk" and the Trust does not consider the risks themselves to merit separate sections. They are subsumed within "Non-U.S. Securities Risk" and "Reliance on Trading Partners Risk".

Comment 14: Does the description of Information Technology Risk in the sub-section entitled "A Further Discussion of Principal Risks" apply to each Fund? Please consider adding a parenthetical to the heading if it does not apply to each Fund.

Response: The description of the risk is applicable to each Fund.

****

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Marisa Rolland Nadia Persaud Nick Cordell Michael Gung George Rafal Curtis Tate